[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 29, 2010

VIA EDGAR AND HAND DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Re:	PGT, Inc.
Registration Statement on Form S-1, filed December 24, 2009
SEC File No. 333-164028

Dear Ms. Long:

On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to your letter to Mr. Mario Ferrucci III, dated January 19, 2010, with respect to the above-referenced filing.  Today, the Company electronically filed Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”) to register the Company’s common stock, par value $0.01 per share (“Common Stock), and subscription rights to purchase Common Stock, in connection with the Company’s proposed pro rata distribution to all holders of Common Stock of subscription rights to purchase Common Stock (the “Rights Offering”).

For the convenience of the staff of the Division of Corporation Finance (the “Staff”), enclosed are two (2) paper copies of Amendment No. 1, marked to show all changes made since the Registration Statement was filed on December 24, 2009.

For ease of reference, the Staff’s comments are set forth below in italics.  The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate.  The headings below correspond to the headings as set forth in the Staff’s comment letter of January 19, 2010.

Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Ms. Pamela A. Long
January 29, 2010
Page

General

1.
We note that you have omitted substantial information throughout the filing, including, but not limited to, the subscription price, amount of common stock registered and the record date.  Please ensure that this information and all other material information are included in a pre-effective amendment.

On January 27, 2010, the Company’s board of directors determined the subscription price and the subscription rights ratio, set the record date for eligibility to participate in the rights offering, and set the expiration date of the rights offering.  Accordingly, the Company has revised the disclosure in Amendment No. 1 to include information relating to the subscription price, the subscription rights ratio, the record date, and the expiration date of the rights offering.  The exact number of shares of Common Stock that will be offered in the Rights Offering pursuant to the Registration Statement will be determined based on the number of shares of Common Stock outstanding on the record date of February 8, 2010.  The Company confirms that it will file a pre-effective amendment to the Registration Statement to include the exact number of shares of Common Stock to be registered on the Registration Statement and all other material information not already disclosed in Amendment No. 1.

Prospectus Cover Page

2.	Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1.

3.
We note your disclosure in the second paragraph and throughout the filing that JLL Partners Fund IV, L.P. has indicated to you that it intends to exercise in full its subscription rights.  We also note that JLL Partners Fund IV, L.P. appears to be an affiliate.  Please tell us when you discussed the offering with JLL Partners Fund IV, L.P. and explain the nature of the these discussions, including whether you have an agreement with JLL Partners Fund IV, L.P. in regard to its participation in the rights offering.  In responding to this comment, please also address whether your pre-filing discussions with JLL Partners Fund IV, L.P. constituted an offer and whether JLL Partners Fund IV, L.P. should be identified as an underwriter.

As discussed with the Staff on January 21, 2010, and on January 28, 2010, the Company confirms that JLL Partners Fund IV, L.P. (“JLL Fund IV”) is the owner of approximately 52.6% of the outstanding shares of Common Stock, and five of the Company’s eleven directors hold positions with JLL Partners, Inc., an affiliate of JLL Fund IV.  These five directors participated in discussions and meetings of the Company’s board of directors, as members of the board and not as potential purchasers of securities, to consider Amendment No. 3 and Waiver to the Company’s Second Amended and Restated Credit Agreement, which the Company entered into on December 22, 2010 (the “Amendment”), and to determine how best to meet the requirement in the Amendment that the Company prepay at least $17 million of outstanding indebtedness, with at least $15 million of such prepayment to be made with the proceeds of a rights offering or the sale of certain equity securities of the Company.  As part of these discussions, the Company’s board of directors considered various possible offerings of the Company’s equity securities, including the rights offering, and on December 23, 2009, the Company’s board of directors determined to file the Registration Statement with respect to an aggregate offering amount of $15 million.

Section 2(a)(3) of the Securities Act of 1933, as amended, states that the terms “offer to sell,” “offer for sale,” and “offer” include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”  The Company believes that past guidance from the Commission suggests that the primary concern of the Commission and courts that have interpreted Section 2(a)(3) has been the risk of “conditioning the public mind or arousing public interest in the issuer or the securities of an issuer.”1  Because these discussions were conducted among members of the Company’s board of directors and no public disclosures were made, the Company believes that such discussions do not fall within the intended meaning of “offer” in Section 2(a)(3).  Moreover, in determining whether to explore a rights offering, the Company’s board of directors did not evaluate the interests of JLL Fund IV and did not engage in any solicitation of JLL Fund IV.

________________________

1
SEC Release No. 33-3844, “Publication of Information Prior to or After Effective Date of Registration Statement” (October 8, 1957), 22 F.R. 8359.  See also the Commission’s public offering reforms in Release No. 33-8591 (July 19, 2005), which “eliminate unnecessary and outmoded restrictions on offerings” and include amendments to rules relating to permitted public disclosures prior to the filing of a registration statement.

Ms. Pamela A. Long
January 29, 2010

In addition, the Company confirms that, prior to the initial filing of the Registration Statement, the Company’s board of directors had not determined the subscription price, the number of shares of Common Stock to be registered pursuant to the Registration Statement, the subscription rights ratio, or any similar terms of the rights offering.  As a result, the Company could have made no “offer . . . for value” to any party because the specific terms of the rights offering had not been discussed, much less determined.  As noted above in response to Comment No. 1, it was only on January 27, 2010, that the Company’s board of directors set the subscription price of the rights offering, subscription rights ratio, record date for eligibility to participate in the rights offering, and expiration date of the rights offering.

Accordingly, prior to the board’s determination of these matters at its meeting on January 27, 2010, there was no offer for JLL Fund IV to accept, nor was there any basis upon which JLL Fund IV could make a decision with respect to an investment in the rights offering.  Although JLL Fund IV has indicated that it intends to participate in the rights offering at the subscription price determined by the Company’s board of directors, JLL Fund IV has not entered into any agreement with the Company with respect to this intention, and JLL Fund IV can change its intention at any time.

Summary, page 6

4.
We note the disclosure in footnote 1 that the non-GAAP financial measures were explained in a Form 8-K filed on November 4, 2009.  However, this Form 8-K is not incorporated by reference into the Form S-1.  Please revise accordingly.  See Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See page 37.

Cautionary Note Regarding Forward-Looking Statements, page 18

5.
We note the statement in the second paragraph that “All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document.”  Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See page 18.

Undertakings, page II-2

6.
Please delete the undertakings in paragraphs four and five, as they do not appear to be applicable to this offering.  Please revise to include the undertaking required under Item 512(a)(5)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See page II-3.

Exhibit Index

7.
We note that you plan to file the legality opinion by amendment.  Please be advised that you should allow sufficient time for our review of the legality opinion before requesting acceleration of our registration statement.

Ms. Pamela A. Long
January 29, 2010

In response to the Staff’s comment, we have enclosed for the supplemental review of the Staff a form of the opinion of counsel that will be rendered immediately before the Company requests effectiveness of the Registration Statement.  An executed copy of the opinion will be filed by means of a pre-effective amendment to the Registration Statement at the time the Company requests acceleration of effectiveness of the Registration Statement.

Form 8-K filed December 23, 2009

8.
The Amendment No. 3 and Waiver to Second Amended and Restated Credit Agreement, filed as Exhibit 10.1 to the Form 8-K, does not include Schedule I.  Please file a complete copy of the amendment, including all schedules thereto, with your next Exchange Act report.

In response to the Staff’s comment, the Company confirms that it will file a complete copy of Amendment No. 3 and Waiver to Second Amended and Restated Credit Agreement with the Company’s next report filed pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

In addition to the responses to the Staff’s comments described above, Amendment No. 1 includes other changes that are intended to update and render more complete the information contained therein.

As discussed with the Staff, the Company would like to have the Registration Statement declared effective during the week of February 8, 2010, and, accordingly, we would appreciate your assistance in this regard.  Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3090.  Facsimile transmissions may be made to the undersigned at (302) 434-3090.

Very truly yours,

/s/ Robert B. Pincus

Robert B. Pincus, Esq.

cc:           Mario Ferrucci III, Esq.